                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

              HEALTHRITE INC. (FORMERLY VITAMIN SPECIALTIES CORP.)
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                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                   42221F101
             ----------------------------------------------------
                                 (CUSIP NUMBER)

             LEO SILVERSTEIN, ESQ., BROCK SILVERSTEIN MCAULIFFE LLC
  ONE CITICORP CENTER, 153 EAST 53RD STREET, 56TH FLOOR, NEW YORK, N.Y. 10022
                                 (212) 371-2000
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 JUNE 15, 1998
           -------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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 CUSIP NO.  42221F101                                        |PAGE 2 OF 6 PAGES
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   WARREN H. HABER

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [ ]
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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS*

                   OTHER (SEE ITEM 3)
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES
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                        7      SOLE VOTING POWER

                                      639,000  SHARES
                  -------------------------------------------------------------
  NUMBER OF             8      SHARED VOTING POWER
    SHARES
  BENEFICIALLY                          5,000 SHARES
   OWNED BY       -------------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                            639,000 SHARES
     WITH         -------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                        5,000 SHARES
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  644,00 SHARES
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.9%
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  14      TYPE OF REPORTING PERSON*

                  IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-5
                         AND THE SIGNATURE ATTESTATION.


HEALTHRITE INC.
                                      -2-

                                  SCHEDULE 13D

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  SECURITY AND ISSUER.

         ITEM 1 IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

         Common Stock, par value $.001 per share.
         HealthRite Inc. (formerly Vitamin Specialties Corp.) (the "Company") 11445 Cronhill Drive
         Owings Mills, Maryland

Item 2.  IDENTITY AND BACKGROUND.

         ITEM 2 IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

         (a)      Name:                 Warren H. Haber
         (b)      Residence:            784 Park Avenue
                                        New York, New York 10021
         (c) Principal Occupation Chairman of the Board, Chief Executive and Business Address: Officer and Director of Founders
                                        Management Services Inc.
         (d)      Criminal Conviction:  None
         (e)      Civil Proceeding:     None
         (f)      Citizenship:          United States

          During the last five years, Haber (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.


HEALTHRITE INC.
                                      -3-

                                  SCHEDULE 13D


Item 4.  PURPOSE TO TRANSACTION.

         Item 4 is hereby amended to delete the last sentence of paragraph C contained in Amendment No. 2 (Mr. Reed Vordenburg, a current director, was the individual whose prior association with the Company as a sales representative produced no benefit for the Company; Mr. Panasci had no affiliation with the Company prior to his election as a director). The item, accordingly, is hereby restated to read as follows:

         The Company recently filed its Report on Form 10-Q for the three months ended March 31, 1998 (the "Report") and issued on May 21, 1998 a press release advising of its first quarter 1998 operating results (the "Press Release"). The Report as supplemented by the Press Release, appears to contain material untrue statements and omits to state material facts.

         A. The Report states that the Company suffered a net loss attributable to common stockholders of $710,000 for the three months ended March 31, 1998 and refers to "increased advertising expenses of $470,000 arranged by prior management". The Press Release describes such expense as incurred under "a Bee Products advertising campaign planned and executed by former management". The Report fails to disclose the other components of the loss but the Press Release states that $216,000 of the $240,000 balance is the result of extraordinary expenses affiliated with the proxy contest and costs attributable to correcting previous marketing direction.


                  1. As a member of prior management in the capacity of Chairman of the Board until January 19, 1998, I am not aware of any advertising program or campaign initiated or funded by the Company prior to January 1, 1998 for the sale of "Bee Products" (whatever group of products to which this name refers) which resulted in expenditures in the amount of


HEALTHRITE INC.
                                      -4-

                                  SCHEDULE 13D

$470,000 or a material portion of that amount.

                  2. The amount of extraordinary expense affiliated with the proxy contest was not provided (the Company reported $220,000 of proxy contest expense for 1997), nor were the amount and nature of costs attributable to correcting previous marketing direction.

         B. The Report states that the Company has assigned the "Nautilus" distribution rights for network marketing and related inventory to Worldwide Universal Health Inc. for which it will receive over $100,000. The Report fails to disclose the substantial amounts expended under the Program initiated, developed and managed under the prior tenure of Mr. Bradley T. MacDonald as Chief Executive Officer and the amount of inventory assigned to the program.
As of December 31, 1997 before a write down, if any, of the related assets, the "Nautilus" inventory alone was substantially in excess of $100,000.

         C. The Company issued a press release on May 4, 1998 advising that Mr. David Panasci had resigned as a Director and Chairman of the Board's Audit Committee. The Report failed to disclose the resignation and neither the Report nor the May 4 press release disclosed that in the proxy campaign conducted by current management leading to the election in January 1998 of Mr. Panasci (less than four months prior to his resignation), and six of the other current Directors, its proxy soliciting materials represented that Mr. Panasci, described as a former senior executive of Fays Drug Stores, a chain of retail drug stores, will be instrumental in developing a plan for the Company to effect sales to the drug industry.

         In light of the foregoing and the $4,500,000 loss the Company has suffered for the fifteen months ended March 31, 1998 (during which period Mr. MacDonald was Chief Executive Officer for the seven months ended July 31, 1997 and the three months ended March 31, 1998), I intend to explore various alternatives which may be available to me to protect and enhance stockholder values by securing the resignation or dismissal of Mr. MacDonald from any management position with the Company. These alternatives include, but are not limited to, a solicitation of stockholders of the Company directly or through a committee of interested stockholders to effect the change in management, the acquisition of additional shares for such purpose or seeking a financially capable candidate to acquire the Company on terms which reflect the fair value of the Company.

                  Except for the foregoing, Mr. Haber does not have a plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;


HEALTHRITE INC.
                                      -5-

                                  SCHEDULE 13D

                  (b) An extraordinary corporate transaction such as a merger, reorganization, or liquidation involving the Company or any of its subsidiaries;


                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

                  (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

                  (i) Although the Common Stock maybe eligible for termination of registration pursuant to section 12(g)(4) of the Securities Act of 1933, to have such registration terminated; or

                  (j) Any action similar to any of those enumerated above.

Item 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         ITEM 5 IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

                  (a) Warren H. Haber beneficially owns 644,000 shares of common stock (approximately 14.9% of the shares outstanding).

                  (b) Warren H. Haber has sole power to vote and sole authority to dispose or direct the disposition of 639,000 shares of Common Stock. Mr. Haber shares voting or dispositive power with respect to the 5,000 shares beneficially owned by his wife.

                  (c) Mr. Haber has not effected any transaction in the shares of Common Stock

HEALTHRITE INC.
                                      -6-

                              SCHEDULE 13D

during the past sixty (60) days.

                   (d) Mr. Haber owns and presently has the right to receive dividends from the shares of Common Stock owned by him.

                   (e) Not Applicable.








HEALTHRITE INC.
                                      -7-

                                  SCHEDULE 13D


                                   SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

Dated: June 15, 1998                                  /s/ Warren H. Haber
                                                      -----------------------
                                                          Warren H. Haber















 HEALTHRITE INC.
                                      -8-